Mail Stop 3561

June 19, 2009

William B. Yarmuth, Chief Executive Officer
Almost Family, Inc.
9510 Ormsby Station Road, Suite 300
Louisville, Kentucky 40223

>   **Re: Almost Family, Inc.**
>   **Form 10-K for fiscal year ended December 31, 2008**
>   **File No. 001-09848**

Dear Mr. Yarmuth:

We have completed our review your filing and related documents and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: C. Steven Guenthner, CFO
       Fax: (410) 712-4760